Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: May 11, 2021

The following communication was made available by ICON plc to its employees on May 11, 2021.

New Leadership Team: Steve Cutler Employee Update – 11 May 2021

Dear Colleagues,

ICON’s acquisition of PRA Health Sciences creates a unique combination of capabilities, combining two high-quality, innovative, growing organisations with similar cultures and values to become the world leading healthcare intelligence and clinical CRO.

Our goal is to create an organisation where customers will benefit from our broader service offerings and geographic footprint, deeper therapeutic expertise, innovative healthcare technology, functional talent and capabilities.  Furthermore, as a combined company we will offer employees significant career development opportunities within and across the key service areas and geographies in the company.

Today I am pleased to announce the new leadership team who will report directly to me, with effect from the closing of the acquisition, which is likely to be in July.

•	Tami Klerr – President Global Operations (Biotech / Small, Mid-Size Pharma) – Tami will lead the existing PRA Product Registration / Global Delivery team.

•	Barry Balfe – President Global Operations (Large Pharma) – Barry will lead the existing ICON Clinical Research Services (CRS) team.

Business continuity and continued delivery and execution is critical to our customers and in the short term Tami and Barry will generally maintain their organisations in their current state, ensuring that existing customers remain with their current delivery teams. Over time, and particularly for new business wins, we will evolve and Tami’s organisation will focus on biotech and small and mid-size (SMID) pharma customers with Barry’s organisation focused on large pharma customers. The large pharma group will focus predominantly on the Top 40 companies by R&D expenditure, with the Biotech/ SMID team focused on all other customers.  Having a dedicated focus on these segments is an important strategic shift for the combined company moving forward, to reflect specific customer characteristics and the drug development funding environment. Both leaders will also work to determine where resources and services can be shared and more optimally utilised across both groups over time.

•
Samir Shah – President Global Strategic Solutions – Samir will lead the PRA Strategic Solutions team along with the ICON Functional Services (IFS) and Government & Public Health Solutions (GPHS) teams. This combined group will become the largest functional and embedded solutions® services provider in the industry. We anticipate continued growth in this part of our business on a standalone basis and also as we continue to see more demand for large-scale, blended solutions, combining full service and functional delivery models.

•
Nuala Murphy – President Global Specialty Solutions   – Nuala will lead our services in the following areas:  Early Phase and Bioanalytical, Central and Specialty Laboratory, Commercialisation and Outcomes, Decentralised Trials, Site and Patient Recruitment Services and the Symphony Data Asset.

Due to the accelerated adoption of digital technology and the growing use of decentralised trials, Nuala and her team will integrate capabilities, including PRA’s mobile and connected health platforms, real world data and information solutions, with ICON’s Accellacare site network, home health services and wearables expertise to enable us to deliver truly differentiated decentralised and hybrid trial solutions to meet growing customer needs. As we integrate these key components into our patient, site and data strategy, we will be able to provide a compelling set of solutions to customers that will accelerate patient recruitment and retention, increase participant diversity and ultimately shorten clinical trial timelines.

•	George McMillan – Chief Commercial Officer – George will lead the combined ICON and PRA business development & marketing organisations.

•
Kent Thoelke – Chief Innovation Officer – Kent will take on a new role leading our Innovation strategy.  Kent will provide leadership and direction in a number of areas including DCT innovation, accelerating data to insight, commercial technology partnerships, improving patient and site recruitment outcomes and remote patient monitoring.

Both ICON and PRA have a strong track record and reputation for industry leading Global Business Service (GBS) leadership and delivery, and the following GBS leadership appointments will ensure that we continue to leverage our strength in this area:

•	Brendan Brennan – Chief Financial Officer (as previously announced)

•	Diarmaid Cunningham – Chief Administrative Officer & General Counsel (Legal, QA, Client Contracts, Procurement, Facilities)

•	Tom O’Leary – Chief Information Officer

•	Joe Cronin – Chief Human Resources Officer

•
Simon Holmes – Head of Corporate Development and Integration Management Office Lead (Simon will continue to report directly to Brendan Brennan with a dotted line to myself, relating to integration activities)

In addition to the new leadership team announcements above, I would also like to confirm the following direct reports of Nuala Murphy, President Global Specialty Solutions.

•
Kim Boericke – President Commercialisation & Outcomes Services. Kim will lead the ICON Commercialisation & Outcomes team along with the PRA Real World Solutions team. Kim will also assume responsibility for DCT operations.

•	Jim Miskel – President, Central & Specialty Laboratory Services

•	Ted Broering – President, Early Development Services. Ted will lead the combined ICON and PRA Early Phase organisations and the combined Bioanalytical Laboratory organisations.

•	Doug Fulling – President, Symphony Health (PRA’s data solutions group)

•	Alison Liddy – SVP, Site & Patient Recruitment Services

To provide medical oversight, expertise and leadership to ensure the safe and effective delivery of clinical trials I am pleased to announce the following changes in reporting line:

•	Kristen Buck, Chief Medical Officer will report to Barry Balfe and directly support the CRS team and future focused large pharma business unit.

•	Greg Licholai, Chief Medical and Information Officer will report to Tami Klerr and directly support the Product Registration team and future focused biotech and SMID pharma business unit.

I would also like to confirm that Harris Koffer, as previously announced, will be the Integration Management Office Lead for PRA and will report to Brendan Brennan.

As previously announced, Colin Shannon, CEO PRA, will join the Board of Directors of the new Company.

I would also like to thank the following PRA executives for their dedicated service and contribution who, following a transition period, will be leaving the organisation. I wish Margaret Keegan, Chief Operating Officer;  Mike Bonello, CFO; Chris Gaenzle, CAO;  and James Allocco, CTO every success for the future.

Following this announcement, I will be asking each of the appointed leaders to review their new organisations and the future leadership teams reporting to them. We will continue to keep you informed as we make further organisational decisions and we expect to make further leadership announcements in the coming weeks.

An organisation chart is attached for your information which includes names, titles and photos of the new leadership team.

I am delighted to see our new, combined and highly experienced leadership team take up their new roles and continue to leverage the best of both from our two great companies. Please join me in congratulating the leadership team on their appointments and in wishing them all the very best in their roles going forward.

Many thanks,

Steve
Steve Cutler
Chief Executive Officer
ICON plc

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; litigation relating to the potential transaction that has been or could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON has filed a registration statement on Form F-4 (File No. 333-254891) with the SEC containing a prospectus of ICON that also constitutes a proxy statement of each of ICON and PRA. The registration statement, as amended, was declared effective, by the SEC on April 28, 2021.  Each of ICON and PRA commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively, on or about April 28, 2021.  ICON and PRA may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON are available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA are available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “PRA” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.